Filed by Gammon Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Capital Gold Corporation

Commission File No.: 001-34618

This filing, which includes (i) materials used in a presentation held on December 1, 2010 for investors and (ii) materials posted on the website of Gammon Gold Inc. on December 1, 2010 regarding the general business and operations of Gammon Gold Inc. and its proposed acquisition of Capital Gold Corporation, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Capital Gold Corporation stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Capital Gold Corporation’s businesses into those of Gammon Gold Inc. in a timely and cost-efficient manner; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; and the outcome of pending litigation related to the proposed acquisition of Capital Gold Corporation. Additional factors that could cause Gammon Gold Inc. and Capital Gold Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, for Gammon Gold Inc. and the Annual Report on Form 10-K, as amended by Form 10-K/A, of Capital Gold Corporation for the fiscal year ended July 31, 2010 filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

The proposed merger transaction involving Gammon Gold Inc. and Capital Gold Corporation will be submitted to Capital Gold Corporation’s stockholders for their consideration. Gammon Gold Inc. and Capital Gold Corporation have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about Gammon Gold Inc. and Capital Gold Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Gammon Gold, Inc., Investor Relations, 1701 Hollis Street, Suite 400, Founders Square, P.O. Box 2067, Halifax, Nova Scotia, B3J 2Z1, Canada, or to Capital Gold Corporation, Investor Relations, 76 Beaver Street, 14th floor, New York, New York 10005.

Gammon Gold Inc., Capital Gold Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gammon Gold Inc.’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2009, which was filed with the SEC on March 30, 2010, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, which was filed with the SEC on May 13, 2010, in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the SEC on April 15, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on November 4, 2010. Information regarding Capital Gold Corporation’s directors and executive officers is available in Capital Gold Corporation’s Form 10-K/A, which was filed with the SEC on November 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on November 4, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON DECEMBER 1, 2010 FOR INVESTORS

Building a Leading Gold Company in Mexico

Scotia Capital Mining Conference 2010

December 1, 2010

Operations

Development & Exploration Properties Capital Gold Operations Capital Gold Development & Exploration Properties

Gammon Gold Inc.

Forward Looking Statements

Gammon Gold Inc.

Forward Looking Statements

This presentation includes certain “forward-looking statements” or “forward-looking information”. All statements, other than statements of historical fact, included in this presentation are forward-looking statements that involve risks and uncertainties. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver and gold equivalent production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2010 year-end and 2011 results, our ability to fully fund our business model, including our capital and exploration program, internally, anticipated 2010 year-end and 2011 interim and annual gold and silver production and the cash and operating costs associated with the same, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, the ability to complete further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets and the timing of each thereof, the acquisition of Capital Gold (the “Acquisition”) including whether the completion of the Acquisition will ultimately occur, whether the anticipated synergies of the proposed Acquisition will occur, incorrect assessment of the value of the properties of Capital Gold and failure to obtain the required security holder, regulatory, third party and other approvals and the outcome of any pending litigation related to the Acquisition. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon Gold, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, future prices of gold and silver, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, hedging activities, development and operating risks, illegal miners, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon Gold’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes as well as those factors discussed in the section entitled “Risk Factors” in Gammon Gold’s Form 40-F/A as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred mineral Resource exists, or is economically or legally mineable.

Capital Markets Profile

Gammon Gold Inc.

Capitalization (As of Sept. 30, 2010)

US$ Gammon

Cash on Hand (M) $107

Long Term Debt (M) $33

Share Price (Nov. 26/2010) $6.51

Shares Outstanding (M) 138.4

Market Capitalization $909M

Cash as a % of Market Cap 11%

12 consecutive quarters of positive operating cash flow

Current debt-to-equity ratio of 3.7%, well below industry standards

Undrawn credit capacity of $74M

OCF of $31.2M in Q3 2010 ($0.25/share)

Liquid shares with average daily trading value of $13mm or 1.4% of its market capitalization

Analyst Coverage

Company Analyst

BMO Nesbitt Burns David Haughton

Canaccord Genuity Wendell Zerb

CIBC Brian Quast

Credit Suisse Anita Soni

Dahlman Rose Adam P. Graf

Desjardins Security Brian Christie

Dundee Securities Ron Stewart

Mackie Research Barry Allan

Macquarie Securities Tony Lesiak

Merrill Lynch Mike Jalonen

Scotia Capital Trevor Turnbull

Sidoti & Company Adam Brooks

TD Newcrest Steven Green

UBS Dan Rollins

Leading Mexican Precious Metal Producer

Gammon Gold Inc.

Ocampo

Increased land position through Venus and Los Jarros property acquisitions

Total resources – 4.3M gold eq. oz*,**

128k gold Eq. ounces in new reserve additions (June 2010)

El Cubo

Total resources – 1.6M gold eq. oz*,**

Temporarily suspended

Guadalupe y Calvo

Advanced exploration property Total resources – 1.8M gold eq. oz*,**

Capital Gold Acquisition

Signed Definitive Agreement–Oct. 1, 2010

El Chanate Mine would immediately expand production profile and increase Reserves by 1.5M gold ounces

Orion Project – Total resources 359k gold eq. oz*

Ocampo Mine (14,641 Ha – 100%)

2009 production: 180.9k Aue* oz

El Chanate Mine (3,665 Ha – Capital Gold)

2009 production: 54.3k Aue* oz

Saric Property

(2,300 Ha Capital Gold)

Dolores (Minefinders)

2009 production: 101.2k Aue*oz

Guadalupe y Calvo

(54,853Ha - 100%)

Mulatos (Alamos)

2009 production: 178.5k Au oz

Venus (4,574 Ha – 100%)

Los Jarros (43,229 Ha – 100%)

Orion Property

(110,000 Ha Capital Gold)

Mexico

Mezquite (460 Ha – 100%)

El Cubo Mine (14,087 Ha – 100%)

2009 production: 49.4k Aue* oz

Exploration Property Gammon Operation Peer Assets Capital Gold Assets

* Using the Company’s long term gold equivalency ratio (55:1)

** Refer to appendices for breakdown of reserve/resource categories

Investment Highlights

Gammon Gold Inc.

Gammon is one of the largest gold producers focused on Mexico

Continued operational performance improvements being achieved

Significant growth

Continued production growth through existing operations

Signed Definitive Merger Agreement to acquire Capital Gold Corporation (October 1, 2010)

Four new discoveries added 128k gold eq.* ounces to reserves at Ocampo (June 30, 2010)

Significant upside from exploration throughout extensive land position in Mexico

Strategic equity investments in Golden Queen Mining (7.5% FD) and Corex Gold Corp. (14% FD)

Strong balance sheet $107 million in cash as of Sept 30/10 Strong leverage to gold and silver in a desired jurisdiction NYSE & TSX listings provide liquid shares

Strong management team supported by an experienced independent Board of Directors

Undervalued relative to peers

* Using the Company’s long term gold equivalency ratio (55:1)

Ocampo Overview

Gammon Gold Inc.

One of the largest gold-silver mines in Mexico

On target to meet 2010e production of 180-200k gold eq. ounces at cash costs between $410-$435/gold eq. oz (1)

Open pit and underground operation with both a mill and heap leach circuit

A number of capital projects completed lowering cash costs and increasing throughput

Addition of El Cubo work force increasing underground development capacity by 44%

Recent land acquisitions add to significant exploration potential – new discoveries identified

(1) Using the Company’s long term gold equivalency ratio (55:1)

Ocampo Production and Cash Costs

Gold and Silver Production

Silver Ounces

1,200,000

1,000,000

800,000

600,000

400,000

200,000

0

960,817

21,855

Q1 2010

1,066,998

24,963

Q2 2010

1,189,769

27,018

Q3 2010

30,000

25,000

20,000

15,000

10,000

5,000

0

Silver oz produced Gold oz produced

Cash Costs per Gold eq. oz (1)

Cash Costs

$435 $430 $425 $420 $415 $410 $405 $400

$423

Q1 2010

$430

Q2 2010

$411

Q3 2010

Underground and Open Pits

Gammon Gold Inc.

Working in the Picacho Pit

Aerial view of the Picacho Pit

Ocampo NE Underground

Q1 2010 Q2 2010 Q3 2010 Oct/Nov2

Average tpd 1,377 1,500 1,596 1,545

Head grade Aue (g/t)(1) 5.24 4.73 4.52 4.90

Avg. Monthly development 1,301 1,582 2,182 2,381

Underground continues to exceed targeted levels of 1,500 tpd Accelerated underground development averaging 2,300m per month Santa Eduviges underground mine production by end of 2010, Currently accessing 4th ore horizon Identified 5 new ore veins at Santa Eduviges

Ocampo Open Pits

Open Pit Mining Q1 2010 Q2 2010 Q3 2010 Oct/Nov2

Average tpd 93,730 103,117 97,992 107,628

Head grade Aue(g/t)(1) 0.97 1.01 1.45 1.10

Open pits exceeding targeted levels with Oct/Nov averaging 108k tonnes per day Currently operating from three open pits PDG access road expected to be completed by end of Dec/10 - reducing haulage distance to crushing circuit

1. Using the Company’s long term gold equivalency ratio (55:1)

2. Data from October to November 27, 2010. Data provided for this period are estimates only and are subject to final adjustments

Mill and Heap Leach

Gammon Gold Inc.

Fourth filter press

Heap Leach pad – conversion to a valley leach design complete

Ocampo Mill Processing Facility

Mill Facility Q1 2010 Q2 2010 Q3 2010 Oct/NovTD2

Average tpd 2,920 3,182 3,113 3,150

Mill grade Aue(g/t)(1) 3.54 3.50 3.86 3.66

Mill operating at near targeted levels

Redundancy program complete with 4th filter press commissioned in early December

Increased contribution of higher grade NE underground ore

Santa Eduviges to provide additional high grade ore

Ocampo Heap Leach Processing Facility

Heap Leach Facility Q1 2010 Q2 2010 Q3 2010 Oct/NovTD2

Average tpd 7,328 10,017 6,830 10,345

Head grade Aue (g/t)(1) 0.72 0.81 0.93 0.87

Stacking rate returned to targeted levels with PDG

Pit in full production

Conversion to valley leach complete – mitigated impact of record seasonal rainfall

Overland conveyor upgraded to accommodate increased stacking rate

1. Using the Company’s long term gold equivalency ratio (55:1)

2. Data from October to November 27, 2010. Data provided for this period are estimates only and are subject to final adjustments

Ocampo Exploration

Gammon Gold Inc.

Underground Targets

64,832m drilled to Sept. 30/10

Added 40,000m in H2/10

Santa Eduviges – second underground mine

New Reserves of 44,961 Aue(1)(2)(3)

Increased number of veins from 1 to 6

Belen/Santa Juliana:

New reserves of 50,529 Aue(1)(2)(3)

Increased drills from 4 to 6

NE Underground

11500 N

11250 N

11000 N

10750 N

10500 N

JESUS MARIA

SAN AMADO

ROSARIO

BELEN

STA JULIANA

AVENTURERO SE

20750 E

21000 E

21250 E

21500 E

21750 E

22000 E

2225

Santa Eduviges Underground

Located 2km from NE Underground

(1) Using the Company’s long term gold equivalency guidance ratio (55:1)

(2) NI43-101 compliant reserve tables are provided in the Appendix section of this presentation

(3) Reserves as of June 30, 2010

Ocampo Exploration

Gammon Gold Inc.

Open Pit Targets

22,716m drilled to Sept. 30/10 Added 35,000m in H2/10

Los Molinos - new Reserves of 32,260 gold eq. ounces(1)(2)(3) (Located north of Mill Facility)

Increased drills from 4 to 7

ESTRELLA

Ocampo Open Pits

CONICO

CONICO

REFUGIO

PLAZA GALLOS

PICACHO

Pista de Aterrizaje

(1) Using the Company’s long term gold equivalency guidance ratio (55:1)

(2) NI43-101 compliant reserve tables are provided in the Appendix section of this presentation (3) Reserves as of June 30, 2010

Venus & Los Jarros

Gammon Gold Inc.

Venus Property

Option to purchase a 100% interest in the 4,491 hectare Venus property Could host extensions of the Pinos Altos trend A drilling program is targeted for Q4

La Boleta Target

400 x 120m core target zone in 2.1 km long multiple vein system -adjacent to Pinos Altos 171 rock chip samples >0.20 g/t gold eq.(1). These average 1.90 g/t gold eq.(1) if capped at 8.0 g/t gold

Roncesvalle Target

29 rock chip samples >0.20 g/t gold eq.(1). These average 1.58 g/t gold equivalent(1) if capped at 8.0 g/t gold

Santo Nino Target

150 rock chip samples >0.20 g/t gold eq.(1). These average 1.29 g/t gold equivalent(1) if capped at 8.0 g/t gold

Los Jarros Property

Option agreement for 100% interest in the 43,229- hectare “Los Jarros” Property Possible extentions of Pinos Altos and Frisco

Ocampo District Map

Los Jarros

La Boleta

Roscesvalle

Santo Nino

Agnico

6.7 Moz Aueq

Frisco

2.0 Mos Aueq

Venus

Ocampo

(1) Using the Company’s long term gold equivalency guidance ratio (55:1)

Guadalupe y Calvo

Gammon Gold Inc.

Project Overview

100% ownership

54,853 ha gold/silver property

Inferred resource of 1.8M oz gold eq.

Scoping Study (PEA) anticipated for Q4/10

Expanded drilling program of 25,000m

Potential for open pit & underground operations

Potential to be significant production contributor

New claims staked to the northwest

Identified 200m wide anomalous mineralization in NW portion of San Luis claim

Rosario Vein Long Section – Grade Thickness Isopatch

Present Resources

Post-Mineral Tuffs

400

300

200

100

000

900

800

700

OG-197

4.0m @ 38.17 gpt AuEq

100 x 100 discovery – definition - Infill 2011

Existing Resource

Ext & Infill

Capital Gold Acquisition

Gammon Gold Inc.

El Chanate Gold Mine

Potential to move excess equipment from Ocampo to El Chanate

Conversion to owner mining opportunity

Additional water facilitates heap leach expansion

Crusher optimization Agglomeration

Proven and Probable Reserves

Tonnes Au Au Ounces

(000’s) g/t(000’s)

Proven and Probable Reserves 70,557 0.66 1,504

Measured and Indicated Resources

Tonnes Au Au Ounces

(000’s) g/t(000’s)

Measured and Indicated Resources 4,613 0.47 69

Inferred Resources

Tonnes Au Au Ounces

(000’s) g/t(000’s)

Inferred Resources 6,135 0.80 157

Reserves and Resources as at November 27, 2009.

Reserve Growth

Gold Ounces (000s)

1,600

1,200

800

400

0

530% Increase

237

357

490

832

1,504

2002

2003

2005

2007

2009

Capital Gold Acquisition

Gammon Gold Inc.

Gold Reserves (M oz)

Probable

Proven

100% Increase in reserves

1.5

0.7

0.8

Gammon

3.0

1.7

1.3

Pro Forma Gammon

Gold Resources (2) (M oz)

Inferred M & I

Proven and Probable

42% Increase in reserves

4.5

2.6

0.3

1.5

Gammon

6.3

2.8

0.5

3.0

Pro Forma Gammon

2010 Gold Production (1) (koz)

48% increase in reserves

116

Gammon

172

Pro Forma Gammon

2010 Gold Revenue Contribution (3)

15% increase

59%

Gammon

68%

Pro Forma Gammon

(1) Pro forma production based on management estimates and F2010 CGC gold production. (2) Measured, Indicated and Inferred Resources (inclusive of Reserves).

(3) Pro forma contribution based on management estimates and average YTD gold price of US$1,178/oz and silver price of US$18.08/oz.

Pro Forma Position

Gammon Gold Inc.

Market Capitalization (US$ M) (1)

$2,394 $2,238

$1,259 $1,296 $1,165 $701 $276

Timmins

Minefinders

Pro Forma Gammon

Aurizon

Lake Shore

Alamos

Allied Nevada

2011-2012 Average Gold Production (koz)

230

189 208

168 171

148

91

Timmins

Minefinders (2)

Aurizon

Lake Shore

Allied Nevada

Alamos

Pro Forma Gammon

Gold Reserves (M oz)

3.0

2.8

2.4

2.4

2.0

0.8

0.8

Timmins

Lake Shore

Aurizon

Alamos

Allied Nevada

Minefinders

Pro Forma Gammon

2011-2012 Average Gold Cash Cost (US$/oz)(3)

Street Consensus Average Cash Cost

Cash Cost Based on Spot Ag Price (4)

$560

$498

$439 $444 $453

$350

$78

($70)

Pro Forma Gammon

Alamos

Allied Nevada

Aurizon

Lake Shore

Timmins

Minefinders (2)

Source: Company disclosure and analyst consensus. (1) Market capitalization as at November 23, 2010. (2) Minefinders production and cash costs in gold Eq. (3) Net of silver by-products.

(4) Average cash cost based on spot silver price of US$27.51/oz.

Near Term Goals / Catalysts

Gammon Gold Inc.

Independent and strengthened Board of Directors

Accretive Business Development Opportunities

Expanded Company-Wide Exploration Program to over $30M

Sustain 1,500 tpd at Ocampo Underground

Start Growing the Reserve Base Santa Eduviges production in H2 2010 Guadalupe y Calvo Scoping Study (PEA) Closing Capital Gold Transaction

Ongoing Business Development Opportunities

Growing Gold Production

300,000 250,000 200,000 150,000 100,000 50,000

0

Strong Growth Profile

2010E 2011F 2012F 2013F

Expanding Margins

Margin ($/oz) Cash Cost ($/oz Au) $1,200

Strong Margin Growth

$1,400

$1,000

$800

$600

$400

$200

$0

-$200

$87 $1,291 $574 $817

$612 $289 $161 ($83)

FY 2007 FY 2008 FY 2009 2010F* (Assumes Ocampo Production only)

Gammon Gold Inc.

APPENDICES

Ocampo Production Outlook

Gammon Gold Inc.

Ocampo Mine – 2010 Production Outlook

Production: 2010

Gold Ounces 100,000 to 110,000

Silver Ounces 4,400,000 to 4,950,000

Gold Equivalent(1) 180,000 to 200,000

Cash Cost per Gold Equivalent Ounce(1)(2) $410 to $435

1. Assumes a 55:1 gold-to-silver ratio

2. Assumes a foreign exchange rate of 12.5 Mexican pesos to one U.S. dollar

2010 New Discovery Reserve Additions

Gammon Gold Inc

Ocampo Proven & Probable Reserve Additions[2][3][5][6][8]

Mineral Category	Gold (g/t)[4]	Silver (g/t)[4]	Gold Equivalent (g/t)[4]	Tonnes (000's)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000's)[1]
Los Molinas Open Pit[7]							
Proven	0.72	21	1.06	785	18	531	27
Probable	0.52	18	0.80	214	4	122	6
Total Los Molinas Proven & Probable	**0.68**	**20**	**1.00**	**999**	**22**	**653**	**32**
Santa Eduviges Underground							
Proven	4.18	85	5.56	197	26	540	35
Probable	2.42	52	3.26	94	7	158	10
Total Sta. Eduviges Proven & Probable	**3.61**	**75**	**4.82**	**290**	**34**	**698**	**45**
Santa Juliana/Belen Underground							
Proven	2.39	254	6.47	81	6	665	17
Probable	1.91	219	5.43	192	12	1,354	34
Total Sta. Juliana/Belen Proven & Probable	**2.05**	**229**	**5.74**	**274**	**18**	**2,019**	**51**
Total Proven Additions	1.49	51	2.30	1,064	51	1,736	79
Total Probable Additions	1.41	102	3.05	500	23	1,634	49
Total Additions Proven & Probable	**1.46**	**67**	**2.54**	**1,563**	**74**	**3,370**	**128**

Notes to Mineral Resources and Reserves Tables:

1. Gold equivalent calculations use the reserve metal prices of $945/oz for gold and $15.20/oz for silver for a gold to silver ratio of 62.17:1.
2. Reserves additions have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms "Measured", "Indicated and "Inferred" Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that "Inferred" Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon's Mineral Resources constitute or will be converted into Reserves.
3. Mineral Reserves additions have been calculated as at June 30, 2010.
4. Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
5. The metallurgical recovery applicable for each deposit and the cut-off grades used to determine Reserves additions as at June 30, 2010 are as follows:

Mine	Au Metallurgical Recovery (%)	Ag Metallurgical Recovery (%)	Cut-off Grade g/t
Los Molinas Mill	96	82	>2.0
Los Molinas Pit Fine Crush	82	72	>0.7-2.0
Los Molinas Coarse Crush	60	35	>0.18-0.70
Sta. Eduviges, Sta. Juliana, Belen	96	82	2.0

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

6. The Los Molinas Open Pit strip ratio is 5.5:1.
7. The basis for the reserve estimation is the Learchs-Grossman pit optimization methodology.
8. Sums may not add to totals due to rounding.

19

Consolidated 2009 R&R Summary

Gammon Gold Inc.

2009 Consolidated Reserve and Resource Summary

Proven and Probable Reserves

Tonnes (000’s) Au g/t Ag g/t Aueq g/t Au Ounces (000’s) Ag Ounces (000’s) Aueq Ounces (000’s)

Ocampo 64,201 0.54 24 0.94 1,120 48,841 1,949

El Cubo 3,575 2.64 150 5.19 304 17,232 596

Total 67,776 0.65 30 1.17 1,424 66,073 2,546

Measured and Indicated Resources

Tonnes (000’s) Au g/t Ag g/t Aueq g/t Au Ounces (000’s) Ag Ounces (000’s) Aueq Ounces (000’s)

Ocampo 15,117 0.26 11 0.43 125 5,159 211

El Cubo 2,448 2.62 55 3.55 206 4,333 280

Total 17,565 0.59 17 0.87 331 9,492 490

Inferred Resources

Tonnes (000’s) Au g/t Ag g/t Aueq g/t Au Ounces (000’s) Ag Ounces (000’s) Aueq Ounces (000’s)

Ocampo 14,218 2.57 122 4.61 1,176 55,815 2,107

El Cubo 2,903 4.14 198 7.44 387 18,469 694

Guadalupe y Calvo 11,800 2.84 120 4.84 1,077 45,525 1,836

Total 28,921 2.84 129 4.99 2,640 119,810 4,637

Total Inventory 114,262 1.20 53 2.09 4,395 195,375 7,673

Ocampo 2009 R&R Summary

Gammon Gold Inc.

Ocampo 2009 Reserve and Resource Summary

Proven and Probable Reserves

Tonnes (000’s) Au g/t Ag g/t Aueq g/t Au Ounces (000’s) Ag Ounces (000’s) Aueq Ounces (000’s)

Open Pit 61,248 0.40 16 0.67 781 31,994 1,324

Underground 2,953 3.58 177 6.59 339 16,847 626

Total 64,201 0.54 24 0.94 1,120 48,841 1,949

Measured and Indicated Resources

Tonnes (000’s) Au g/t Ag g/t Aueq g/t Au Ounces (000’s) Ag Ounces (000’s) Aueq Ounces (000’s)

Open Pit 14,612 0.17 6 0.27 81 2,833 129

Underground 505 2.69 143 5.08 44 2,326 82

Total 15,117 0.26 11 0.43 125 5,159 211

Inferred Resources

Tonnes (000’s) Au g/t Ag g/t Aueq g/t Au Ounces (000’s) Ag Ounces (000’s) Aueq Ounces (000’s)

Open Pit 8,888 1.42 38 2.06 405 10,957 588

Underground 5,330 4.50 262 8.86 771 44,858 1,519

Total 14,218 2.57 122 4.61 1,176 55,815 2,107

El Cubo 2009 R&R Summary

Gammon Gold Inc

El Cubo 2009 Reserve and Resource Summary							
Proven and Probable Reserves							
	Tonnes (000's)	Au g/t	Ag g/t	Aueq g/t	Au Ounces (000's)	Ag Ounces (000's)	Aueq Ounces (000's)
Proven & Probable	3,575	2.64	150	5.19	304	17,232	596
Measured and Indicated Resources							
	Tonnes (000's)	Au g/t	Ag g/t	Aueq g/t	Au Ounces (000's)	Ag Ounces (000's)	Aueq Ounces (000's)
Measured & Indicated	2,448	2.62	55	3.53	206	4,333	278
Inferred Resources							
	Tonnes (000's)	Au g/t	Ag g/t	Aueq g/t	Au Ounces (000's)	Ag Ounces (000's)	Aueq Ounces (000's)
Inferred	2,903	4.14	198	7.44	387	18,469	694

Notes to Mineral Resources and Reserves Tables:

1) Gold equivalent calculations use the reserve metal prices of $845/oz for gold and $14.35/oz for silver for a gold to silver ratio of 58.89:1 .
2) Gold equivalent calculations use the resource metal prices of $975/oz for gold and $16.25/oz for silver for a gold to silver ratio of 60.00:1 .
3) These Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions.
4) Reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms "Measured", "Indicated and "Inferred" Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that "Inferred" Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon's Mineral Resources constitute or will be converted into Reserves.
5) Mineral Reserves and Resources have been calculated as at December 31, 2009.
6) Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
7) The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2009 are as follows:

Mine	Au Metallurgical Recovery (%)	Metallurgical Recovery (%)	Cut-off Grade g/t
Ocampo Open Pit Fine Crush	82	72	>0.7-2.5
Ocampo Open Pit Coarse Crush	60	35	>0.18-0.70
Ocampo Underground	96	82	2.0
El Cubo	89	89	2.19

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

8) The Ocampo Open Pit strip ratio is 2.3:1.
9) The basis for the reserve estimation is the Learchs-Grossman pit optimization methodology.
10) Sums may not add to totals due to rounding.

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